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Raised $1,270,983 from 606 investors

Snapshot   Quotes   Story   Team   Investors   Interview   Q&A

Accelerating the adoption of sustainable energy

We've solved the solar industry's sales problem. Powur is a one-of-a-kind platform that provides solar companies with a well educated direct sales force on the ground in communities nationwide. *** Update! We have set a new world record for fastest company to hit $1M in Regulation Crowdfunding history! Thank you to all our new powur shareholders. New investors can still invest until 11pm EDT Friday May 19th!



Jonathan Budd
Founder & CEO
Enabling a clean energy future for life on this planet has always been my dream. We have the potential to acquire millions of customers over the next decade, as solar hits an "influxion" point.



A World Powered by Clean Energy

Why you may want to invest

1   526% revenue growth from 2015 to 2016
2   17,000+ homeowners submitted for solar proposals
3   $1.4M revenue in 2016
4   Over 3,200 paid Advisors
5   39 solar providers using our platform servicing 28 states
6   First international residential solar company entering Canada, Australia and Mexico in 2017
7   Booking 350 kW per month with over 3 mW booked to date

Our Ambition

We will be the platform that converts the world to solar power. The solar industry is on the cusp of exploding — only 2% of modern homes use solar and it's finally affordable enough for mass adoption. Our mission is to accelerate the adoption of sustainable energy world wide and help 2,000,000 homeowners save money and gain energy independence.

📄 Video Transcript
📄 16_transcripts.txt

powur.com   Del Mar, CA 🐦 f

Follow (436)

tech   software   main street
pbc & b corps   clean-tech   energy
sustainability

Why I Like Powur

" *I was inspired by Jonathan Budd and his vision for Powur the first time I met him.*
Since then I have seen him transform his vision into reality and have watched the

Powur movement grow. I am thrilled to be along for the ride as an investor, and to see Powur accelerate the international adoption of clean and sustainable energy.



Dean Rosenberg

CEO, VENTURE SAN DIEGO AND VICE PRESIDENT, TECH COAST ANGEL



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MAY 4 02:00pm

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Learn about the Powur Investment Opportunity via WeFunder.com/Powur. This is a one time only event.

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Problem & Solution

Solar companies can't find new customers

Powur has built a national network of strategic partnerships with solar energy companies across the U.S. We provide an unprecedented on-the-ground trusted sales force that these partners could never cultivate themselves and earn 5% of all the solar sales in return.



SUNGEVITY
GO SOLAR FOR $0 DOWN!

The Problem: Solar companies have tried and failed to acquire customers profitably. A solar power system for your home is a huge investment. Yet, big solar companies burn money on TV spots, internet ads, and partnerships at big box retailers like Costco. Nobody is going to spend $20,000 while pushing their cart at Costco.

The Solution: Direct sales is absolutely the best way to educate people about new products and industries because it's a one to one relationship that fosters trust and real learning. Powur is a one-of-a-kind platform that provides solar companies with well educated passionate sales people on the ground in communities all over the country allowing them to network at scale.



Home Owner Leads
Lead Reporting
Home Owner Leads
Lead Reporting
SOLAR ADVISORS
POWUR PLATFORM
POWUR PROVIDERS
Education / Trust
Solar System Estimates / Installs
HOME OWNERS

How it works

Low cost customer acquistion at scale (Uber for solar sales)

Our model allows us to focus on creating the highest quality solar leads, while earning a % of the entire sale, building a vast distribution network of contractors to achieve scale, and monetizing with countless additional products.



1: Lead Generation

Powur Advisor



2: Qualification

Powur Advisor transfers customer to



3: Appointment

Appointment is held between solar



4. Contract

~20% of appointments convert to paying



5. Install

The solar company that closed the sale is

Powur Advisor
generates interested
homeowner and
submits lead through
Powur Platform.

solar provider using
our app.

provider and
homeowner.

customers. Customer
signs a contract to go
solar with provider!

responsible for
installation.





Disrupt & Decentralize

A promo video for potential Solar Advisors.

The Powur Revolution

A promo video for potential Powur customers.

Growth + Business Model

We're growing faster than we could have imagined.

We connect Solar Advisors (independent 1099 contractors), residential homeowners, and an established network of Solar providers / installers and keep 30% of all the revenue that transacts across the platform. Our direct sales model gives us an unmatched ability to scale solar customer acquisition without the massive infrastructure cost associated with vertically integrated models.



Revenue to Date (March '17): $1,971,351

Cumulative Leads (March '17): 16,999

Switched from SolarCity to Multi-Provider Model

■ Revenue to Date   ■ Cumulative Leads

$1,406,933

Revenue 2016

Up 526% from 2015

READ MORE OF THE STORY

Founder





Jonathan Budd

Founder & CEO

Enabling a clean energy future for life on this planet has always been my dream. We have the potential to acquire millions of customers over the next decade, as solar hits an "influxion" point.

AND THE REST OF THE TEAM



Andrea Budd

VP Operations

An executive with deep operational, communications and philanthropic skills. Andrea oversaw operations of a start-up that grew revenue from $1m to $20m in under 3 years and she has IPO experience.



Bobby Smith

VP Sales

Bobby previously achieved Vice President with ACN Telecommunications within 18 months, building 50,000+ active consultants in multiple countries. He is a highly respected direct sales industry speaker



Andrew Wilson

CFO

An experienced finance executive with VP experience at multi-national companies, Andy has expertise in financial processes, capital raising, M&A transactions and financial modeling.



Paul Walker

CTO

Paul has 18 years experience architecting web, mobile and desktop applications and server APIs for large enterprises such as Paramount and CBS as well as startups including MySpace and Mellmo, Inc.



Jim Bunch

President

On the startup team at Bamboo.com (now Ipix.com), that acquired 100,000 real estate agent clients, $30 million in revenue & went public in the first year. Founder of The Ultimate Game of Life.



VaNessa Duplessie

VP Field Operations

VaNessa built an international network marketing team of 20,000 reps and regularly speaks to thousands of networkers on leadership and personal development.



Rick Hou

Director of Engineering

Rick has deep experience from 16+ years as a technology architect at ESPN, Toyota, Disney and others. At Shazam, he architected the ipad roll out and helped them grow to 100 million+ active users.

Raised $3,934,182 From 606+ Investors

FUNDING HISTORY



Philip Lurie

CEO of ZUZA, a commercial printing company with online solutions. Graduated as a Chartered Accountant in South Africa in 1974.



Warren John Raven

I am a solar advocate. Zero down solar for every homeowner.



Marsha G Leichner

Solar specialist



Stephen E. Maher

Steve is a Solar Advisor helping advocate and educate Homeowners and small businesses. Steve is on the National Expansion team for an international leading brand leading to solar mass adoption.



Marcus McNeill

I am a person.



David Borkowsky

I am an Independent National Advisor with Powur, and Licensed Associate Real Estate Broker in the State of New York.

MORE INVESTORS

Interview

+ EXPAND ALL

WF: How will you make money?

P: We make money 1) when solar providers complete a sales consultation with a homeowner that we refer; 2) when solar providers complete a solar system installation at a homeowner we refer; and 3) when new Powur Advisors purchase a license to our platform. Our compensation plan is designed to pay 70% of all these forms of revenue to our Advisors, with Powur retaining 30%. In Q1 2017 we signed contracts with providers to generate revenue from other sources of renewable energy besides solar systems, and we plan to continue expanding our sources of revenue.

WF: Isn't solar an expensive indulgence for the most

environmentally conscious? ⌄

WF: How big is the market? ⌄

WF: Who are your competitors? How are you different? ⌄

WF: Why did you choose to promote solar through a direct-selling or Multi Level Marketing model? ⌄

WF: How do your partners traditionally get leads? ⌄

WF: What was being done, before Powur, to generate leads? ⌄

WF: What were companies paying to acquire customers before Powur came along, and what are they paying with Powur? ⌄

WF: What is the process for finding partners and getting them online? ⌄

WF: What is the role of the Solar Advisor and how do you find more Advisors? ⌄


(VIEW ALL QUESTIONS)




Ask a Question

⚙

Type your question here...   **ASK QUESTION**

Gregor Grahame   Apr 15 ⌄
How do i invest here?
ANSWER   IGNORE

Abrahim Arabi   Feb 10 ⌄
Why haven't we received an update since 2017?
ANSWER   IGNORE

James Harbal `INVESTOR`   Jun 29 ⌄
How are things going?
ANSWER   IGNORE

Patrick Pressoir   May 18 2017 ⌄
This is very important! I just received notice from Wefunder that Quebec residents CANNOT invest via the Wefunder platform. My investment in Powur (and all others you may have received from Quebec residents) that is currently in escrow will be returned. I am severely disappointed in this turn of events but tgis is a PSA for any potential Quebec investors not to waste their money on bank wire fees.
ANSWER   IGNORE

Kurt Yordy `EMPLOYEE`   May 23 2017 ⌄
I find it a little bothersome to be asked to raise my investment in order to be considered safe. It should be a policy of last in first out. The point of this type of investing is to let the little guy get a piece of the pie.
ANSWER   IGNORE

 **Jonathan Budd** Founder & CEO `FOUNDER`   May 23 2017 ⌄
Hi Kurt -

We want every person who is passionate about our mission to accelerate sustainable energy adoption, and the business model we've put together, to have the chance to own Powur. Trust me, we're doing everything possible to make that happen. And unfortunately we don't write the SEC's rules for crowdfunding.

We can accept a maximum of 500 investors and $1,000,000 raised from Regulation CF. Here's the math... 500 investors x $500 per piece only equals $250k. That obviously does not enable Powur to reach the goal.

500 x $2,000 = $1M. So the average investor needs to invest $2k in order for us to reach the goal. This is why investors who come in close to this number will receive priority... although it's not the only thing we look at.

Our team is currently working hard to free up more space inside regulation CF, by having all accredited investors come in through a Regulation D filing. We are making big progress and it looks like we're going to be able to allow more people in then we thought! This is positive news.

We're also looking at when people invested, etc... and I'm confident we're going to be able to get close to letting almost everyone in. We appreciate the belief of our shareholders and are excited to show everyone what we can do over the next 12 months.

Thanks for reaching out.

Alan Jacobson   Apr 22 2017 ⌄

Great idea. I wish you the best of luck for a variety of reasons, not the least of which is
our need to reduce fossil fuel dependence. I have just two questions: With multiple
solar providers in each market, how do you decide which company you are referring a
customer to? Put differently, if I'm a prospective customer who likes to shop around for
the best company and best product, how do I know that your service has referred me to
the best provider for me? Also, how are you generating leads in a way that current solar
companies cannot do themselves? Thanks!

ANSWER   IGNORE

 **Andrew Wilson** CFO `EMPLOYEE`   Apr 22 2017 ⌄

Hi Alan, we only allow the best providers with installation expertise and
high customer satisfaction ratings onto our platform. 2+ years in business,
100 or more installs and at least 4 out of 5 customer ratings. Our Powur
advisors can build a 6 figure income (and larger) by building a referral
network across the US and internationally. Solar companies cannot
motivate or reward clean energy entrepreneurs the way we can, which is
why they still employ door to door sales people, run radio ads, send direct
mail, even TV ads.

Robert Werz   Aug 30 ⌄

Any updates?

ANSWER   IGNORE

 **Jonathan Budd** Founder & CEO `FOUNDER`   Aug 30 ⌄

Hey Robert, do you follow us on facebook? Powur is kicking butt. Revenue
is on track to grow 50% over last year, our new consultant business model is
growing substantially, and we're making strategic moves to own more of
the solar value chain.

Just in the day in and day out grind of building a great business my friend.
I think towards mid 2019 the investment community will hear a very big
update from us as we look to raise our Series A.

Laura Mullenniex-davis `INVESTOR`   Aug 23 ⌄

Hello My name is Laura Mullenniex davis and I am an investor from 4/2017, I am
enjoying the updates. I recently joined a group company that is a blogging co, an
online market for advertising for businesses.
My question is your site came up as one of our blogging sites.
I am with Blogging with Rory Ricord and he is very successful eunterpunior of the
digital virtual shopping mall of the internet.
May I use some of your verbage for the blogging ads for Powur? Connect to your
videos? May I send a copy of this site to roryricord.com? I really like your motto
"GOOD ENERGY ONLY" I have the t-shirt! I love wearing it, makes people think before
they speak.

ANSWER   IGNORE

 **Jonathan Budd** Founder & CEO `FOUNDER`   Aug 23 ⌄

Hi Laura, absolutely! Feel free to link to Powur tshirts, slogans, whatever
helps you get the word out. :)

Dilraj Ghumman   Jul 19 ⌄

Any mid year updates for investors?

ANSWER   IGNORE

 **Jonathan Budd** Founder & CEO `FOUNDER`   Jul 19 ⌄

Hi Dilraj, yes... I will post an update when we close out the books on Q2.

James Harbal `INVESTOR`   Jun 29 ⌄

How are things going?

ANSWER   IGNORE

 **Jonathan Budd** Founder & CEO `FOUNDER`   Jun 29 ⌄

Hey James, things are going great. Working hard as could be each day on
the subtle nuances that refine the business model and allow for more
success amongst our consultants and more revenue / margin for Powur. We
release annual reports once a year, the recent one was just released to
shareholders on WeFunder and you should have gotten an email from
them. The company will see substantial revenue growth this year. :)

Luis A Colon   May 8 ⌄

How much to invest what's the minimum

ANSWER   IGNORE

 **Jonathan Budd** Founder & CEO `FOUNDER`   May 8 ⌄

Hi Luis, unfortunately for you Powur is not currently accepting investors. :)
We had a lot of success on our last round, and have out performed our goals
in terms of cash burn... so are not looking for any new investment at this
time. But if you follow our profile, we'll update you if we decide to launch
another round on WeFunder.

Jed Ramsey `INVESTOR`   Mar 22 2018 ⌄

Hello, any updates? And is there a email newsletter I can subscribe to for staying in the
loop?

ANSWER   IGNORE



Jonathan Budd Founder & CEO **FOUNDER**   Mar 22 2018 ⌄

Hey Jed! Yes, there are TONS of updates. :) I think your idea of getting on
our newsletter is the right one. In recent months we've rolled out a series of
new product developments that are quite exciting. Can you opt in here?
www.Powur.com/powur.pbc/learn

This will get you on our generic information list for interested Powur
Prospects. But if you'd like to be added to our internal team list for Powur
Advisors and Advocates you need to special email our support center at
support@powur.com

Hope this helps, and thanks for checking in. :)

Stephen Levitt   Jan 18 2018 ⌄

I invested in Powur through Wefunder.com in May 2017 and am trying to file my 2017
taxes. Do I receive a 1099 or K-1 from Powur and when should I expect it?

ANSWER   IGNORE



Jonathan Budd Founder & CEO **FOUNDER**   Jan 18 2018 ⌄

Hi Stephen, we are a C Corporation so you will not receive a K-1.

Lawrence Bishop   Oct 28 2017 ⌄

I am in talks with one of your investor/national advisors and very interested. In
reading through many of the questions I see many also feel concerned about Tesla's
tiles. Now, while Powur seems to think it's a non-essential I wonder if this is not short
sighted. Could they not be introducing the tiles to the upper end market just as they
did the Roadster, then the S, then X and ultimately market saturation with the 3 and be
positioning the tiles in just the same way? If so my thinking is in alignment with
Jonathan in that it's therefor a long way off but it could still be a viable product at
some point and therefor would Powur position itself to be in play with this product?
Tesla or otherwise? Thank you.

ANSWER   IGNORE



Jonathan Budd Founder & CEO **FOUNDER**   Oct 31 2017 ⌄

Hey Lawrence, the tiles may have play but it is a LONG time from now.
There's just so much data / articles out there showing that it is a
MASSIVELY overpriced and expensive product as a roof or as solar panels.

The difference between Tesla entering the car market with the model S is
that there was a HUGE market / demand for luxury vehicles. There is NO
market / demand for luxury roofs.

The vast majority of people are not going to spend 2-3x on a roof or solar
panels simply for the purpose of bragging to their friends they have solar
tiles on their roof. You may get a few enthusiasts / niche type people, but
this is not going to be a mainstream product at this pricepoint.

If the price comes down... then lots of companies will enter the market to
compete. Right now there is no demand, so not a lot of innovation
happening in the sector. Because we are a platform, at any point there's a
viable / amazing solar tile product on the market we will SURELY position
ourself for whatever market there is to capture. That isn't right now
though... it's traditional PV 100% and it's exploding. It's gotten so cheap,
makes so much sense, in so many states... that is where the mass adoption
lies right now.

Come join the team and lets go make some big stuff happen! :)

Shenyuan Pai   Jun 9 2017 ⌄

Dear Powur, I am an unaccredited investors, and there can only be 500 of them per CF
policy. So I'm wondering, when will you select the 500 unaccredited investor/
shareholder? If I am not one of the 500 investor/ shareholder, what will happen to my
investment, will I get my money back? Thanks

ANSWER   IGNORE



Jonathan Budd Founder & CEO **FOUNDER**   Jun 9 2017 ⌄

Hi Shenyuan,

First off, we are very thankful for your support for solar energy and Powur's

business model. It means the world to us! Next, we will be announcing the cut off shortly. We are just about finalized with all income verifications, etc... and will have the list of investors who are in and out.

If you are selected in there is nothing you will need to do or change. If you were one of the last investors to come in, and deemed "beyond capacity" list... your money will be refunded immediately. I hope this helps clarify!

Tommy Dodson May 24 2017

Along with previous responses, it may help readers/investors if you explained how this is different (or not) from other raises on Wefunder that appear to go way beyond a 500 investor limit. A suggestion for consideration. Thanks.

ANSWER IGNORE



Andrew Wilson CFO EMPLOYEE May 24 2017

Hi Tommy, if we take more than 500 *non accredited* investors then we commit ourselves to highly onerous and expensive public reporting requirements once our total assets exceed $25 million. We plan to grow to that point and are not willing to incur that cost and administrative burden - we need to stay nimble and focused on executing our strategy for as long as possible. Our ultimate goal is to go public, which would mean having to incur this cost and administrative burden at that point, but we don't want to incur this before we have to.

Jonathan Kahue May 22 2017

Hi Powur, I am aware of the prioritizing of investors. I invested more than the minimum and funds already received in escrow. Can you elaborate more on what you meant by having paperwork turned in?

ANSWER IGNORE



Jonathan Budd Founder & CEO FOUNDER May 22 2017

Hi Jonathan, we just completed a closing call with Wefunder corporate team. Every investor will be getting an email shortly with explicit instructions on what to do next. We're going to deploy a strategy to let the maximum amount of investors in, so we can turn away the least amount possible. We are obviously sensitive to that and want everyone to have best chance to participate.

Stay tuned for an email shortly!

Lisa McBeth May 22 2017

Where do we mail our checks for the wefunder campaign?

ANSWER IGNORE



Jonathan Budd Founder & CEO FOUNDER May 22 2017

Hi Lisa -

Wefunder provides that information. Please login to your profile or send them a support ticket to be in touch with their team directly. Thank you!

Philip M Puhl INVESTOR May 21 2017

I have read about this new power source obl how will this affect our solor program?

ANSWER IGNORE



Jonathan Budd Founder & CEO FOUNDER May 22 2017

Hi Philip -

I am not familiar with OBL, so I can not tell you.

I am aware of no other emerging technology, or emerging solar technology, that is going to impact the growth of the Photo Voltaic industry anytime within the next decade or two.

In general, there are tremendous errors in judgement most people have about emerging technologies and their ability to radically overthrow industries. Take solar for example... it's taken 40 years to get this technology to a place where it is not a mainstream, viable, cost effective solution to replace fossil fuel generation in most parts of the world.

There was a massive economy of scale that needed to be built, and decades of incremental advancement. This didn't happen overnight.

And subsequently, it is very unlikely some brand new technology that is currently not in production at any level of mainstream scale, is going to suddenly replace solar. It is one of the farthest potential challenges to our business model that keeps me up at night.

And even if there was a new technology like that... Powur is a sales force. We will find a way to sell it, or other products like it.

Best,

Victoria Bard PROMOTER May 19 2017

I invested $1,000 today, but after completing the transaction it was only $999.94 (even though it shows up as $1,000). I tried to edit the amount but it would not allow me to do so; the only option was to invest an additional $500 or more which is not appropriate for me at this time. I would like to increase my investment by $50 so that the total is $1,050. How can I do get that done?

ANSWER IGNORE



Andrew Wilson CFO EMPLOYEE May 24 2017

Andrew Wilson



Hi Victoria, since the campaign is over its not possible to increase your investment, however, it is not necessary to do so, you will get credit for investing $1,000 despite being rounded down 6 cents. You were rounded down because we only deal in whole shares and at $0.346 per share, your either needed to get rounded to $999.94 or $1,000.26. $999.94 is closest. Don't worry - you will get a $1,000 incentive package!

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